Exhibit 23.1

Independent Registered Public Accounting Firm’s Consent

We consent to the use in the Registration Statement on Form S-1MEF of our report dated April 15, 2025, except for Note 1 as to which the data is September 12, 2025, relating to the financial statements of Parabolic Technologies, Inc. (f/k/a Banzai International, Inc.) for the year ended December 31, 2024, before the effects of the retrospective adjustments related to the 1-for-20 reverse stock split of Banzai International, Inc.’s Class A and Class B common stock, effective May 8, 2026, and before the effects of the retrospective adjustments related to the 1-for-10 reverse stock split of the Company’s Class A and Class B common stock, effective October 27, 2026, as disclosed in Note 1 to the consolidated financial statements and our audit report dated, April 15, 2025 and September 12, 2025, appearing in this Registration Statement.

/s/ Marcum llp

Marcum LLP

Marlton, New Jersey

November 5, 2026